Exhibit 99.1
Stellantis Reports 12% Increase in Q1 2022 Net Revenues
Full-Year Guidance Confirmed
•Net revenues of €41.5 billion, up 12% compared to €37.0 billion for Q1 2021 Pro Forma(1) reflecting strong pricing and vehicle mix, as well as favorable FX translation effects
•Consolidated shipments(2) of 1,374 thousand units, down 12% primarily due to impact of unfilled semiconductor orders
•Total new vehicle inventory of 807 thousand units at March 31, 2022, broadly in line with December 31, 2021; Company inventory of 179 thousand units
•Ordinary dividend of €1.04 per share approved at AGM and paid to shareholders in April 2022
All comparisons are to Q1 2021 Pro Forma(1)
“Q1 Net revenues were up 12% thanks to strong net pricing, favorable vehicle mix and positive FX translation effects, while shipments were down 12%. Our full-year guidance for double-digit Adjusted operating income(3) margins and positive cash-flow is confirmed, despite supply and inflationary headwinds, as good product momentum and strategic partnerships continue to pave the way.” Richard Palmer, CFO

RESULTS FROM CONTINUING OPERATIONS
FY 2022 GUIDANCE - CONFIRMED
Adjusted Operating Income Margin(3) Double-Digit

Industrial Free Cash Flows(4) Positive

Assumes economic and COVID-19 conditions remain substantially unchanged

2022 INDUSTRY OUTLOOK(5)*

North America Stable (from +3%) South America +3%

Enlarged Europe -2% (from +3%) India & Asia Pacific +5%

Middle East & Africa Stable China Stable
*2022 Industry Outlook unchanged for all regions except NA and EE compared to outlook provided on Feb 23 '22; NA and EE reduced as noted above

	Q1 2022	Q1 2021 Pro Forma(1)	Q1 2022 vs. Q1 2021 Pro Forma	Q1 2021

Combined shipments (000 units)	1,420	1,618	(12)%	1,526
Consolidated shipments (000 units)	1,374	1,567	(12)%	1,477
Net revenues (€ billion)	41.5	37.0	+12%	34.3
Basis of preparation: All reported data is unaudited. “Q1 2022” and “Q1 2021” represent revenues as reportable under IFRS. Q1 2021 includes Legacy FCA from January 17, 2021, following the closure of the merger; “Q1 2021 Pro Forma” is presented as if the merger had occurred January 1, 2020 and include results of FCA for the period January 1 - 16, 2021 . Refer to the section "Notes" for additional detail. Reference should be made to the section “Safe Harbor Statement” included elsewhere within this document.
AMSTERDAM, May 5, 2022 - Today's results, driven by our successful product and technology offensive, demonstrate the ability of Stellantis to overcome the prevailing headwinds, while also executing Dare Forward 2030, a bold strategic plan for the coming decade.
Stellantis' Q1 2022 revenues indicate the strength of fresh products including Jeep Grand Cherokee L and Wagoneer/Grand Wagoneer for North America; DS4, Fiat New 500, Opel Mokka, and the light commercial vehicles range for Enlarged Europe; Jeep Grand Cherokee, Peugeot 3008 and Citroën C4 for Middle East & Africa; while Fiat Pulse, Jeep Compass, Peugeot 208 and Fiat Cronos strongly contributed to South America market leadership(5). Meanwhile, Stellantis low emission vehicles(6) product momentum continues, leading to Enlarged Europe BEV(7) sales being up more than 50% year-over-year.
The Company also made important progress towards its planned battery capacity of 400 GWh by 2030 by executing strategic partnerships during Q1 2022 with LG Energy Solution and Automotive Cells Company (ACC) that will respectively bring the first large scale lithium-ion battery manufacturing plant to Canada (Windsor) and a new battery facility to the Termoli (Italy) plant. In another key area of the Dare Forward 2030 plan, which sets a steadfast course towards a sustainable future, Stellantis entered into strategic partnerships with Amazon and Foxconn as part of the software defined push.
Refer to page 5 for an explanation of the items referenced on this page.

Financial Calendar:
H1 2022 - Full Financial Results - July 28, 2022
Q3 2022 - Shipments and Revenues - November 3, 2022
On May 5, 2022 at 1:00 p.m. CEST / 7:00 a.m. EDT, a live audio webcast and conference call will be held to present Stellantis' First Quarter 2022 Shipments and Revenues. The audio webcast and recorded replay will be accessible under the Investors section of the Stellantis corporate website at www.stellantis.com. The presentation material is expected to be posted under the Investors section of the Stellantis corporate website at approximately 8:00 a.m. CEST / 2:00 a.m. EDT on May 5, 2022.

About Stellantis
Stellantis N.V. (NYSE / MTA / Euronext Paris: STLA) is one of the world's leading automakers and a mobility provider. Its storied and iconic brands embody the passion of their visionary founders and today’s customers in their innovative products and services, including Abarth, Alfa Romeo, Chrysler, Citroën, Dodge, DS Automobiles, Fiat, Jeep®, Lancia, Maserati, Opel, Peugeot, Ram, Vauxhall, Free2move and Leasys. Powered by our diversity, we lead the way the world moves – aspiring to become the greatest sustainable mobility tech company, not the biggest, while creating added value for all stakeholders as well as the communities in which it operates. For more information, visit www.stellantis.com
Contacts: communications@stellantis.com or investor.relations@stellantis.com

SEGMENT PERFORMANCE

NORTH AMERICA
	Q1 2022	Q1 2021 Pro Forma(1)	vs. Q1 2021 Pro Forma
•Shipments up 6%, mainly due to strong demand for all-new Jeep Grand Cherokee L, all-new Wagoneer/Grand Wagoneer and mid-cycle refresh of Jeep Compass, partially offset by lower Jeep Cherokee volumes
•Net revenues up 30%, primarily due to strong net pricing, favorable vehicle and market mix, positive FX translation effects, as well as increased volumes

Shipments (000s)	480	451	+29
Net revenues (€ million)	20,693	15,916	+4,777

ENLARGED EUROPE
	Q1 2022	Q1 2021 Pro Forma(1)	vs. Q1 2021 Pro Forma
•Shipments down 24%, primarily due to impact of significantly increased unfilled semiconductor orders in Q1 2022, partially offset by demand for all-new Opel Mokka, DS4, Fiat Professional Scudo, as well as Fiat New 500
•Net revenues down 9%, with positive net pricing and favorable vehicle mix, primarily driven by increased BEVs and PHEVs, more than offset by lower shipments

Shipments (000s)	622	823	(201)
Net revenues (€ million)	14,622	16,029	(1,407)

MIDDLE EAST & AFRICA
	Q1 2022	Q1 2021 Pro Forma(1)	vs. Q1 2021 Pro Forma
•Consolidated shipments down 4%, with higher volumes of all-new Opel Mokka, Jeep Grand Cherokee, all-new Citroën C4 and Peugeot 3008, more than offset by impact of increased unfilled semiconductor orders
•Net revenues up 7%, primarily due to positive net pricing, including pricing actions for Turkish lira devaluation, partially offset by negative FX translation effects, mainly from Turkish lira

Combined shipments (000s)	89	100	(11)
Consolidated shipments (000s)	67	70	(3)
Net revenues (€ million)	1,397	1,311	+86

SOUTH AMERICA
	Q1 2022	Q1 2021 Pro Forma(1)	vs. Q1 2021 Pro Forma
•Shipments down 8%, with higher volumes of all-new Fiat Pulse, mid-cycle refresh of Jeep Compass, as well as Peugeot 208 and Fiat Cronos, more than offset by impact of significantly increased unfilled semiconductor orders in Q1 2022
•Net revenues up 40%, mainly due to higher net pricing, favorable vehicle and market mix and positive FX translation effects, primarily for Brazilian real, partially offset by lower volumes

Shipments (000s)	174	189	(15)
Net revenues (€ million)	2,947	2,101	+846

CHINA AND INDIA & ASIA PACIFIC
	Q1 2022	Q1 2021 Pro Forma(1)	vs. Q1 2021 Pro Forma
•Consolidated shipments down 7%, with increased volumes of Jeep Grand Cherokee and Peugeot 3008, more than offset by impact of unfilled semiconductor orders in Q1 2022
•Net revenues up 8%, mainly due to improved net pricing

Combined shipments (000s)	51	50	+1
Consolidated shipments (000s)	27	29	(2)
Net revenues (€ million)	934	865	+69

MASERATI
	Q1 2022	Q1 2021 Pro Forma(1)	vs. Q1 2021 Pro Forma
•Shipments down 20%, primarily due to reduced Ghibli volumes, particularly in China, partially offset by demand for all-new MC20
•Net revenues down 5%, primarily due to lower volumes, partially offset by favorable vehicle mix

Shipments (000s)	4.3	5.4	(1.1)
Net revenues (€ million)	419	442	(23)

Refer to page 5 for an explanation of the items referenced on this page.

Reconciliations
Net revenues from external customers to Net revenues

Results from continuing operations
2022	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers		20,693	14,609	1,397	2,945	933	420	485	41,482
Net revenues from transactions with other segments		—	13	—	2	1	(1)	(15)	—
Net revenues		20,693	14,622	1,397	2,947	934	419	470	41,482
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations

Net revenues from external customers to Pro Forma Net revenues

Results from continuing operations
2021	(€ million)	NORTH AMERICA	ENLARGED EUROPE	MIDDLE EAST & AFRICA	SOUTH AMERICA	CHINA AND INDIA & ASIA PACIFIC	MASERATI	OTHER(*)	STELLANTIS
Net revenues from external customers(A)		13,892	15,658	1,275	1,912	811	420	331	34,299
Add: FCA Net revenues from external customers, January 1 - 16, 2021(B)		2,015	335	36	189	51	18	60	2,704
Add: Pro Forma adjustments(C)		3	(7)	—	—	—	—	—	(4)
Pro Forma Net revenues from external customers, January 1 – March 31, 2021		15,910	15,986	1,311	2,101	862	438	391	36,999
Net revenues from transactions with other segments		6	43	—	—	3	4	(56)	—
Pro Forma Net revenues(D)		15,916	16,029	1,311	2,101	865	442	335	36,999
___________________________________________________________________________________________________________________
(*) Other activities, unallocated items and eliminations
(A) PSA was identified as the accounting acquirer in the merger, which was accounted for as a reverse acquisition, under IFRS 3 – Business Combinations, and, as such, it contributed to the results of the Company beginning January 1, 2021. FCA was consolidated into Stellantis effective January 17, 2021, the day after the merger became effective
(B) FCA consolidated Net revenues, January 1 - January 16, 2021, excluding intercompany transactions
(C) Reclassifications made to present FCA’s Net revenues January 1 - January 16, 2021 consistently with that of PSA
(D) Pro forma Stellantis consolidated Net revenues, January 1 - March 31, 2021

NOTES

(1) Completed merger of Peugeot S.A. (“PSA”) with and into Fiat Chrysler Automobiles N.V. (“FCA”) on January 16, 2021 (“Merger”). On January 17, 2021, combined company was renamed Stellantis N.V. (“Stellantis” or “Company”). PSA was determined to be the acquirer for accounting purposes, therefore, the historical financial statements of Stellantis represent the continuing operations of PSA, which also reflect the loss of control and the classification of Faurecia S.E. (Faurecia) as a discontinued operation as of January 1, 2021 with the restatement of comparative periods. Acquisition date of business combination was January 17, 2021, therefore, results of FCA for the period January 1 - 16, 2021 are excluded from Q1 2021 results unless otherwise stated. Q1 2021 Pro Forma results are presented as if the merger had occurred on January 1, 2020 and include results of FCA for the period January 1 – 16, 2021.
(2) Combined shipments include shipments by the Company's consolidated subsidiaries and unconsolidated joint ventures, whereas Consolidated shipments only include shipments by the Company's consolidated subsidiaries.
(3) Adjusted operating income/(loss) excludes from Net profit/(loss) from continuing operations adjustments comprising restructuring, impairments, asset write-offs, disposals of investments and unusual operating income/(expense) that are considered rare or discrete events and are infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance, and also excludes Net financial expenses/(income), Tax expense/(benefit) and Share of the profit/(loss) of equity method investees.
Unusual operating income/(expense) are impacts from strategic decisions, as well as events considered rare or discrete and infrequent in nature, as inclusion of such items is not considered to be indicative of the Company's ongoing operating performance. Unusual operating income/(expense) includes, but may not be limited to: impacts from strategic decisions to rationalize Stellantis' core operations; facility-related costs stemming from Stellantis' plans to match production capacity and cost structure to market demand, and; convergence and integration costs directly related to significant acquisitions or mergers.
(4) Industrial free cash flows is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; contributions of equity to joint ventures and minor acquisitions of consolidated subsidiaries and equity method investments; adjusted for: net intercompany payments between continuing operations and discontinued operations; proceeds from disposal of assets and contributions to defined benefit pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payables, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Company’s control
(5) Source: IHS Global Insight, Wards, China Passenger Car Association and Company estimates.
Market share information is derived from third-party industry sources (e.g. European Automobile Manufacturers Association (ACEA), Ward’s Automotive, Associação Nacional dos Fabricantes de Veículos Automotores (ANFAVEA)) and internal information.
Represents Passenger cars (PC) and light commercial vehicles (LCV), except as noted below:
•Middle East & Africa exclude Iran, Sudan and Syria
•India & Asia Pacific reflects aggregate for major markets where Stellantis competes (Japan (PC), India (PC), South Korea (PC + Pickups), Australia and South East Asia)
•China represents PC only
•Maserati reflects aggregate for 17 major markets where Maserati competes and is derived from IHS data, Maserati competitive segment and internal information
Commercial Vehicles market share refers to light commercial vehicles.
(6) Low emission vehicles = battery electric (BEV), fuel cell electric (FCEV) and plug-in hybrid (PHEV).
(7) Battery electric vehicles (BEV) retail sales based on Company estimates and include Citroën Ami and Opel Rocks-e.

SAFE HARBOR STATEMENT
This document, in particular references to “FY 2022 Guidance”, contains forward looking statements. In particular, statements regarding future financial performance and the Company’s expectations as to the achievement of certain targeted metrics, including revenues, industrial free cash flows, vehicle shipments, capital investments, research and development costs and other expenses at any future date or for any future period are forward-looking statements. These statements may include terms such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms. Forward-looking statements are not guarantees of future performance. Rather, they are based on the Company’s current state of knowledge, future expectations and projections about future events and are by their nature, subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them.
Actual results may differ materially from those expressed in forward-looking statements as a result of a variety of factors, including: the continued impact of unfilled semiconductor orders; the Company’s ability to realize the anticipated benefits of the merger, the continued impact of the COVID-19 pandemic; the Company’s ability to launch new products successfully and to maintain vehicle shipment volumes; the Company’s ability to successfully manage the industry-wide transition from internal combustion engines to full electrification; changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality; changes in local economic and political conditions; changes in trade policy, the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations; the Company’s ability to produce or procure electric batteries with competitive performance, cost and at required volumes; the Company’s ability to offer innovative, attractive products and to develop, manufacture and sell vehicles with advanced features including enhanced electrification, connectivity and autonomous driving characteristics; various types of claims, lawsuits, governmental investigations and other contingencies, including product liability and warranty claims and environmental claims, investigations and lawsuits; material operating expenditures in relation to compliance with environmental, health and safety regulations; the level of competition in the automotive industry, which may increase due to consolidation; exposure to shortfalls in the funding of the Company’s defined benefit pension plans; the Company’s ability to provide or arrange for access to adequate financing for dealers and retail customers and associated risks related to the establishment and operations of financial services companies; the Company’s ability to access funding to execute its business plans; a significant malfunction, disruption or security breach compromising information technology systems or the electronic control systems contained in the Company’s vehicles; the Company’s ability to realize anticipated benefits from joint venture arrangements; disruptions arising from political, social and economic instability; risks associated with the Company’s relationships with employees, dealers and suppliers; increases in costs, disruptions of supply or shortages of raw materials, parts, components and systems used in the Company’s vehicles; the Company’s ability to maintain effective internal controls over financial reporting; developments in labor and industrial relations and developments in applicable labor laws; exchange rate fluctuations, interest rate changes, credit risk and other market risks; political and civil unrest; earthquakes or other disasters; and other risks and uncertainties.

Any forward-looking statements contained in this document speak only as of the date of this document and the Company disclaims any obligation to update or revise publicly forward-looking statements. Further information concerning the Company and its businesses, including factors that could materially affect the Company’s financial results, is included in the Company’s reports and filings with the U.S. Securities and Exchange Commission and AFM.